ErmaRose Winery LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - Register	4,548.37
TOTAL BUS CHK (1116)	3,926.00
Total Bank Accounts	**$8,474.37**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$8,474.37**
Fixed Assets	
Building Improvements	82,365.00
Furniture & Fixtures	5,000.00
Total Fixed Assets	**$87,365.00**
TOTAL ASSETS	**$95,839.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner's Investment	104,823.04
Owner's Pay & Personal Expenses	-572.49
Retained Earnings	1,138.41
Net Income	-9,549.59
Total Equity	**$95,839.37**
TOTAL LIABILITIES AND EQUITY	**$95,839.37**

ErmaRose Winery LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Sales	109,597.46
Total Income	**$109,597.46**
Cost of Goods Sold	
COGS - Merchandise	600.80
Cost of Goods Sold	10,145.06
Job Supplies - COGS	18,135.08
Total Cost of Goods Sold	**$28,880.94**
GROSS PROFIT	**$80,716.52**
Expenses	
Advertising & Marketing	11,971.39
Bank Charges & Fees	14.00
Building Supplies	141.17
Car & Truck	68.71
Contractors	975.00
Credit Card Fees	963.23
Dues & subscriptions	912.00
Equipment Exp	2,113.65
Equipment Rental	90.00
Furniture Exp.	7,755.37
Insurance	2,689.11
Legal & Professional Services	25.00
Meals & Entertainment	759.64
Office Supplies & Software	10,249.60
Office/Admin	2,424.80
Other Business Expenses	2,972.36
Payout Fees	2,523.81
Payroll Expenses	
Payroll Tax Expenses	513.03
Payroll Wages	2,947.45
Total Payroll Expenses	**3,460.48**
Postage	1,917.46
Rent & Lease	16,127.54
Repairs & Maintenance	3,909.68
Shipping & Delivery	1,709.68
Taxes & Licenses	5,265.66
Travel	528.28
Uniforms	1,241.34
Utilities	8,156.99
Vendor Fees	1,300.16
Total Expenses	**$90,266.11**
NET OPERATING INCOME	**$ -9,549.59**
NET INCOME	**$ -9,549.59**

ErmaRose Winery LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-9,549.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	0.00
Payroll Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -9,549.59**
INVESTING ACTIVITIES	
Building Improvements	-82,365.00
Furniture & Fixtures	-5,000.00
Net cash provided by investing activities	**$ -87,365.00**
FINANCING ACTIVITIES	
Owner's Investment	104,823.04
Owner's Pay & Personal Expenses	-501.89
Net cash provided by financing activities	**$104,321.15**
NET CASH INCREASE FOR PERIOD	**$7,406.56**
Cash at beginning of period	1,067.81
CASH AT END OF PERIOD	**$8,474.37**